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                                                                    Exhibit 23.4

                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Alpha Natural Resources, Inc.:


We consent to the use of our report dated April 29, 2004, with respect to the consolidated balance sheet of Coastal Coal Company, LLC and subsidiary as of December 31, 2002, and the related consolidated statements of operations, changes in members' equity and comprehensive income (loss), and cash flows for the period from January 1, 2003 to January 31, 2003 and the year ended December 31, 2002, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report refers to the adoption by Coastal Coal Company, LLC and subsidiary of the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.


/s/ KPMG LLP

Roanoke, Virginia
January 6, 2006